August 14, 2006
BY ELECTRONIC SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Emergent BioSolutions Inc.
Registration Statement on Form S-1
Dear Ladies and Gentlemen:
Submitted herewith for filing on behalf of Emergent BioSolutions Inc. (the “Company”) is a Registration Statement on Form S-1 relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of Common Stock of the Company.
This filing is being effected by direct transmission to the Commission’s EDGAR System. In anticipation of this filing, the Company has caused the filing fee of $9,229 to be wire transferred to the Commission’s account at the Mellon Bank in Pittsburgh.
The Registration Statement relates to the Company’s initial public offering of securities. It is the intent of the Company and the managing underwriters of the proposed offering to have the Registration Statement declared effective as early as possible.
Acceleration requests may be made orally, and the Company and the managing underwriters of the proposed offering have authorized us to represent on their behalf that they are aware of their obligations under the Securities Act with respect thereto.
Please contact the undersigned at (212) 937-7206 or David E. Redlick of WilmerHale at (617) 526-6434 with any questions or comments you may have regarding this filing.
Very truly yours,
/s/ Brian A. Johnson
Brian A. Johnson
cc: David E. Redlick, Esq.